DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27622-2350 T 919.786.2000 F 919.786.2200 W www.dlapiper.com

LAURA K. SIRIANNI laura.sirianni@dlapiper.com T 919.786.2025 F 919.786.2260

Via EDGAR and UPS Overnight Delivery

June 26, 2018

Sonia Gupta Barros, Assistant Director

Robert F. Telewicz, Jr., Accounting Branch Chief

Rahul K. Patel, Staff Attorney

Howard Efron, Staff Accountant

Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

100 F Street N.E. Mail Stop 3233

Washington, DC 20549

Re:	Cottonwood Communities, Inc. (“Issuer”)

Amendment No. 2 to Registration Statement on Form S-11

Filed May 22, 2018

File No. 333-215272

Dear Ms. Gupta Barros and Messrs. Telewicz, Patel and Efron:

On behalf of our client, Cottonwood Communities, Inc. (“we,” “us” or the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, please find attached and as filed with the Securities and Exchange Commission (the “SEC”) via EDGAR, a complete copy of the Company’s Pre-Effective Amendment No. 3 to the Registration Statement on Form S-11 (“Amendment No. 3”).

Amendment No. 3 includes revisions in response to the comment letter from the staff of the SEC’s Division of Corporation Finance (the “Staff”) to Daniel Shaeffer, Chief Executive Officer of the Company, dated June 1, 2018 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with four clean copies of Amendment No.3 along with four additional copies marked to show changes from the Company’s Pre-Effective Amendment No. 2 to the Registration Statement on Form S-11, together with copies of this response letter as filed with the SEC. The page numbers included in our responses refer to the clean, unmarked courtesy copies of Amendment No. 3.

Risk Factors, page 19

Our charter designates the Circuit Court for Baltimore City, Maryland as the sole and exclusive forum for certain types of actions and proceedings..., page 26

1.	We note your disclosure that your charter provides that the Circuit Court of Baltimore City, Maryland shall be the sole and exclusive forum for certain types of actions and proceedings that may be initiated by your shareholders. Please expand your disclosure briefly describe the types of actions and proceedings subject to the exclusive forum provision.

Response:  The disclosure has been revised as requested. Please see page 28.

June 26, 2018

Investment Objectives and Criteria page 73

Investment Company Act of 1940, page 85

2.	We note your disclosure on page 86 stating the SEC staff, according to published guidance, takes the view that certain mortgage loans, participations, mezzanine loans, convertible mortgages, and other types of real estate related loans in which you intend to invest are qualifying real estate assets. Please revise your disclosure to instead state that in reliance on published SEC staff guidance you take the view that certain mortgage loans, participations, mezzanine loans, convertible mortgages, and other types of real estate related loans in which you intend to invest are qualifying real estate assets.

Response:  The disclosure has been revised as requested. Please see page 89.

I would be happy to provide any additional information that might assist you in connection with this matter. Please feel free to contact me by email at laura.sirianni@dlapiper.com or by phone at (919) 786-2025 with any questions or additional comments.

Best regards,

DLA Piper LLP (US)

/s/ Laura K. Sirianni